Norampac Reports Its First Quarter Results

Norampac Inc. ("Norampac") reports net income of $12.4 million or $8.4 million excluding specific items for the first quarter of 2005. This compares to net income of $8.9 million or $3.4 million excluding specific items for the same quarter in 2004.

Consolidated selected information

(in millions of Canadian dollars)

	First quarter		Fourth quarter
	2005	2004	2004

Sales	320.0	292.0	305.4

Operating income [1]	23.6	20.3	36.0
Operating income excluding specific items [1]	18.1	9.2	28.3

Net income	12.4	8.9	26.5
Net income excluding specific items [1]	8.4	3.4	15.8

1 - see note on supplemental information on non-GAAP measures

Commenting on the results, Mr. Marc-André Dépin, President and Chief Executive Officer, stated: "The first quarter results were improved due to the higher pricing level compared to last year. The stronger Canadian dollar combined with higher freight, fiber, and energy costs continue to put pressure on our financial results. For the next quarter, we will continue in our efforts to implement our recently announced price increases and to closely manage our controllable costs."

Quarterly Highlights

  Despite a stronger Canadian dollar, average reported net Canadian selling prices were higher in both the containerboard and the corrugated products segments;
  A $7 million gain on disposal of a property following the decision to close down the Concord corrugated products plant;
  Unrealized loss of $1 million in the first quarter of 2005 versus an unrealized gain of $11 million in the first quarter of 2004 on financial instruments related to some commodity hedging contracts due to the CICA guidelines on hedge accounting; and
  The Company's North American primary mill capacity utilisation rates remained at 95%, therefore, at the same level as the last quarter.

Sales amounted to $320 million in the first quarter of 2005, compared to $292 million for the corresponding quarter in 2004. The increase in sales for the first quarter of 2005 compared to 2004 is attributable to a higher pricing level and this despite a stronger Canadian dollar. Shipments of containerboard were approximately at the same level in the first quarter of 2005 compared to the same quarter in 2004, and were up by 4% compared to the fourth quarter of 2004. Shipments of corrugated products were approximately at the same level in the first quarter of 2005 compared to the same quarter in 2004 and were down by 2% compared to the fourth quarter of 2004.

Operating income excluding specific items amounted to $18.1  million in the first quarter of 2005, compared to $9.2 million for the corresponding quarter in 2004. The increase in operating income excluding specific items is mainly attributable to higher selling prices in both the containerboard and the corrugated products segments, which were partially offset by higher costs related to fiber, transportation, energy, maintenance and profit sharing.

Supplemental Information on Non-GAAP Measures

Operating income, operating income excluding specific items and net income excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affect its GAAP measures. The above mentioned non-GAAP measures provide investors with a measure of performance to compare the Company's results between periods without regard to these specific items. The Company's measures excluding specific items should not be considered in isolation as they have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies.

Specific items are defined as items such as debt restructuring charges, unrealized gain or loss on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or non-recurring nature.

Net income, which is a performance measure defined by Canadian GAAP, is reconciled to operating income in the following table. This table also reconciles the specific items to their nearest measure as computed on the statement of earnings:

(in millions of Canadian dollars)

	First quarter		Fourth quarter
	2005	2004	2004
Net income	12.4	8.9	26.5
Share of income of equity, accounted investments	(0.5)	-	-
Income tax expense	4.9	2.8	11.0
Interests	5.4	5.9	4.8
Amortization of financing costs	0.4	0.4	0.4
Foreign exchange loss (gain) on long term debt	1.0	2.3	(6.7)

Operating income	23.6	20.3	36.0
Specific items:
Unrealized loss (gain) on derivative financial instruments	1.4	(11.1)	(7.7)
Gain on disposal of property, plant and equipment	(6.9)

Operating income excluding specific items	18.1	9.2	28.3

Net income	12.4	8.9	26.5
Specific items:
Gain on disposal of property, plant and equipment net of income taxes	(5.7)
Unrealized loss (gain) on derivative financial instruments net of related income taxes	0.9	(7.4)	(5.1)
Foreign exchange loss (gain) on long-term debt Net of related income taxes	0.8	1.9	(5.6)

Net income excluding specific items	8.4	3.4	15.8

Norampac owns eight containerboard mills and twenty-six corrugated products plants in the United States, Canada and France. With an annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the 7th largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol : DTC-TSX) and Cascades Inc. (symbol : CAS-TSX).

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the United-States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, changes in relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in Norampac's Securities and Exchange Commission filings including, but not limited to, its annual report in Form 20-F for the year ended December 31, 2003.

The financial statements included in this release also contain certain non-GAAP financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the "additional information - supplemental non-GAAP measures" section, which is part of the company's financial statements.

Consolidated Balance Sheets
(in thousands of Canadian dollars)
	As at March 31, 2005	As at December 31, 2004
Assets	(unaudited)
Current Assets
Cash and cash equivalents	13,163	13,519
Accounts receivable and prepaid expenses	201,794	197,655
Inventories	148,690	138,402
	363,647	349,576
Property, plant and equipment	865,779	879,694
Goodwill	211,964	211,708
Other assets	42,914	47,169
	1,484,304	1,488,147
Liabilities and shareholders' equity
Current liabilities
Excess of outstanding cheques over bank
balances	11,385	31,775
Trade accounts payable and accrued liabilities	160,059	145,556
Income and other taxes payable	9,596	8,942
Current portion of long-term debt	1,123	1,145
	182,163	187,418
Long-term debt	352,192	328,641
Future income taxes	160,908	162,000
Other liabilities	46,856	48,940
Shareholders' equity
Capital stock	560,000	560,000
Contributed Surplus	624	579
Retained earnings	184,572	202,204
Cumulative translation adjustments	(3,011)	(1,635)
	742,185	761,148
	1,484,304	1,488,147

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Earnings
(in thousands of Canadian dollars)

(unaudited)
	For the three-month period ended March 31
	2005	2004

Sales	320,494	291,945
Cost of goods sold and expenses
Cost of goods sold	245,965	231,839
Loss (gain) on derivative financial instruments (Note 2 )	2,176	(12,973)
Selling and administrative expenses	36,157	34,397
Depreciation and amortization	19,510	18,480
Net gain on disposal of property, plant and equipment	(6,904)	(116)
	296,904	271,627
Operating income	23,590	20,318

Financial expenses
Interests	5,428	5,932
Amortization of financing costs	372	407
Foreign exchange loss on long-term debt	951	2,291
	6,751	8,630
	16,839	11,688
Income tax expense	4,935	2,822
	11,904	8,866
Share of income of equity-
accounted investments	464	-
Net income for the period	12,368	8,866
The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Retained Earnings
(in thousands of Canadian dollars)

(unaudited)
	For the three-month period ended March 31,
	2005	2004

Balance, at beginning of period	202,204	166,517
Net income for the period	12,368	8,866
Dividend paid during the period	(30,000)	(24,000)
Balance, at end of period	184,572	151,383
The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flow
(in thousands of Canadian dollars)

(unaudited)
	For the three-month period ended March 31
	2005	2004

Cash flows from:

Operating activities
Net income for the period	12,368	8,866
Adjustments for:
Depreciation and amortization	19,510	18,480
Future income taxes	(1,120)	2,760
Loss (gain) on disposal of property,
plant and equipment	(6,904)	(116)
Foreign exchange loss on long term debt	951	2,291
Share of income of equity-accounted
investments	(464)	-
Unrealized loss (gain) on derivative financial instruments	1,372	(11,144)
Other	1,260	713
Cash flow from operating activities	26,973	21,850
Changes in non-cash working capital
components	913	(3,450)
	27,886	18,400
Financing activities
Change in revolving bank credit facility	21,983	(151)
Increase in long-term debt	-	920
Repayments of long-term debt	(222)	(389)
Change in excess of outstanding cheques over
bank balances	(20,390)	10,761
Dividend paid	(30,000)	(24,000)
	(28,629)	(12,859)
Investing activities
Additions to property, plant and equipment	(8,445)	(7,090)
Proceeds from disposals of property, plant and equipment	8,758	327
Business acquisitions, net of cash
and cash equivalents	-	341
Other assets, net	4	(57)
	317	(6,479)
Change in cash and cash equivalents
during the period	(426)	(938)

Translation adjustment with respect
to cash and cash equivalents	70	142

Cash and cash equivalents at
beginning of period	13,519	12,286
Cash and cash equivalents at
end of period	13,163	11,490
Supplemental information
Cash and cash equivalents paid for:
Interest	368	631
Income taxes	6,951	2,676

The accompanying notes are an integral part of the financial statements.

Selected Segmented Information
(in thousands of Canadian dollars)

(unaudited)
	For the three-month period ended March 31
	2005	2004

Sales
Containerboard	174,654	155,413
Corrugated products	238,367	221,054
Total for reportable segments	413,021	376,467
Other activities and unallocated amounts	18,717	18,521
Intersegment sales	(111,244)	(103,043)
Consolidated sales	320,494	291,945

Operating income before
depreciation and amortization
Containerboard	11,174	13,646
Corrugated products	28,560	22,890
Total for reportable segments	39,734	36,536
Other activities and unallocated amounts	3,366	2,262

Consolidated operating income before
depreciation and amortization	43,100	38,798
Depreciation and amortization	19,510	18,480
Consolidated operating income	23,590	20,318

Additions to property, plant and equipment
Containerboard	949	3,628
Corrugated products	6,848	3,094
Total for reportable segments	7,797	6,722
Other activities and unallocated amounts	648	368
Consolidated additions to property,
plant and equipment	8,445	7,090

Notes to interim consolidated financial statements
(in thousands of Canadian dollars)
(unaudited)

Note 1 Basis of presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and contains all adjustments necessary to present fairly Norampac Inc.'s (the Company) financial position as at March 31, 2005 and December 31, 2004 as well as its results of operations and its cash flow for the three months periods ended March 31, 2005 and 2004.

The interim consolidated financial statements and notes should be read in conjunction with the Company's most recent annual consolidated financial statements.

These interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements.

Note 2 Loss (gain) on derivative financial instruments

	For the three-month period ended March 31,
	2005	2004

Unrealized loss (gain) on derivative financial instruments	1,901	(10,580)
Realized loss (gain) on derivative financial instruments	804	(1,829)
Amortization of transitional deferred unrealized gain	(529)	(564)

	2,176	(12,973)

Note 3 Employee future benefits

	For the three-month period ended March 31,
	2005	2004

Net periodic defined benefit pension plans expense	1,114	1,389
Net periodic expense for other employee future benefit plans	904	734
Net periodic defined contribution pension plans expense	1,317	1,497

Supplemental non-GAAP measures

Operating income and operating income before depreciation and amortization are not measures of performance under Canadian or U.S. GAAP. The Company believes that, in addition to cash flow from operations, and net income, operating income and operating income before depreciation and amortization are useful financial performance measurements for assessing operating performance as they provide an additional basis to evaluate the Company's operating performance and ability to incur and service debt and to fund capital expenditures. Operating income and operating income before depreciation and amortization should not be construed as an alternative to net income (as determined in accordance with Canadian or U.S. GAAP) or as an indicator of the Company's operating performance or as an alternative to cash flows from operating, investing and financing activities (as determined in accordance with Canadian or U.S. GAAP) as a measure of liquidity or ability to meet all company's cash needs. The Company's method of calculating operating income and operating income before depreciation and amortization may differ from the methods used by other companies and as a result may not be comparable to other similarly titled measures disclosed by other companies. Set forth below is a reconciliation of operating income and operating income before depreciation and amortization to net income and net cash provided by operating activities, which the Company believes to be the closest GAAP performance and liquidity measures to operating income and operating income before depreciation and amortization
	For the three-month period ended March 31,

	2005	2004
	(unaudited)

Net income	12,368	8,866
Share of income of equity-accounted investments	(464)	-
Income tax expense	4,935	2,822
Financial costs
Interests	5,428	5,932
Amortization of financing costs	372	407
Foreign exchange loss on long-term debt	951	2,291
Operating income	23,590	20,318
Depreciation and amortization	19,510	18,480
Operating income before depreciation and amortization	43,100	38,798

Cash flow from operations	27,886	18,400
Changes in non-cash working
Capital components	(913)	3,450
Depreciation and amortization	(19,510)	(18,480)
Current income tax expense	6,055	62
Interests	5,428	5,932
Unrealized loss (gain) on derivative financial instruments	(1,372)	11,144
Other non cash adjustments	(888)	(306)
Gain on disposal of property, plant and equipment	6,904	116
Operating income	23,590	20,318
Depreciation and amortization	19,510	18,480
Operating income before depreciation and amortization	43,100	38,798

Shipments

Containerboard third party (in short tonnes)	168,216	153,847
Containerboard intersegment (in short tonnes)	189,356	204,291
Corrugated products (in thousands of square feet)	3,260,896	3,259,235